Exhibit I

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

ClearBridge MLP and Midstream Total Return Fund Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$153,059,841	0.0001476	$22,591.64
Fees Previously Paid	$151,711,313(a)		$22,392.59
Total Transaction Valuation	$153,059,841
Total Fees Due for Filing			$22,591.64(b)
Total Fees Previously Paid			$22,392.59(b)
Total Fee Offsets			$0.00
Net Fee Due			$199.05

(a)

Previously calculated as the aggregate maximum purchase price to be paid for Shares in the offer. The fee of $22,392.59 was paid in connection with the filing of the Schedule TO-I by ClearBridge MLP and Midstream Total Return Fund Inc. (File No. 005-87786) on May 21, 2024 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at $147.60 per $1,000,000 of the Transaction Valuation.